HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

October 17, 2016

Via EDGAR

James E. O’Connor, Esq.

Tony Burak

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harvest Capital Credit Corporation Post-Effective Amendment No. 5 to Registration Statement on Form N-2 filed on June 15, 2016 (File No. 333-198362) (the “Registration Statement”)

Dear Mr. O’Connor and Mr. Burak:

On behalf of Harvest Capital Credit Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 13, 2016 and July 20, 2016 regarding the Registration Statement. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 6 to the Registration Statement, which was filed with the SEC on October 17, 2016.

Legal Comments

Prospectus Summary

1.

Comment: The Staff refers to the disclosure on page 2 of the Registration Statement regarding the “dollar-weighted average annualized yield.” Please disclose how “dollar-weighted average annualized yield” is calculated and that it is higher than what investors in the Company will realize because it does not reflect the Company’s expenses or the sales load paid by investors.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

U.S. Securities and Exchange Commission

October 17, 2016

Response: The Company has added the above-referenced disclosure to the Registration Statement. See page 2 of the Registration Statement.

2.

Comment: Please disclose the “total investment return” for the most recent fiscal year or 12-month period calculated in accordance with Instruction 13 (and 14) to Item 4.1 of Form N-2.  Please describe briefly how the total investment return is calculated and that it does not reflect any sales load that may be paid by investors.  See Instruction 13 to Item 4 of Form N-2.

Response: The Company has added the above-referenced disclosure to the Registration Statement. See page 2 of the Registration Statement. The Company has also updated the disclosure in the financial highlights table in the notes to the Company’s financial statements accordingly. See page F-33 of the Registration Statement.

3.

Comment: The Staff refers to the following disclosure on page 5 of the Registration Statement under the heading “Distributions”: “The distributions we pay to our stockholders in a year may exceed our taxable income for that year, and accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.” The Staff notes that the disclosure may be read to refer to two different kinds of distributions. A return of an investor’s paid-in or invested capital is generally understood to be both a “return of capital for tax purposes” and for GAAP purposes.  The investor gets his own invested capital net of the fund’s fees and his basis is reduced to reflect the economic reality of the distribution . But the term “return of capital for tax purposes” commonly refers, particularly in the MLP context, to a “book / tax difference”—a distribution that is a return of capital only for tax purposes because, while it is paid out of a company’s earnings and profits and is, thus, a dividend for GAAP purposes, it is not currently taxable to the extent that it is offset by expenses that are accelerated for tax, but not GAAP, accounting.  The Staff believes that referring to a return of paid-in capital as a “return of capital for tax purposes” may confuse investors who may understand that phrase to mean that they are getting a tax benefit due to an expense offset.  Please clarify this statement by deleting the phrase “for U.S. federal income tax purposes.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as follows: “The distributions we pay to our stockholders in a year may exceed our income for that year, and accordingly, a portion of such distributions may constitute a return of capital, including for U.S. federal income tax purposes.” While the Company acknowledges the Staff’s comment, it also believes that it is meaningful to highlight for investors that a return of capital could also include a return of capital for U.S. federal income tax purposes, which, for the investor, also refers to the nondividend distributions that are reflected on the investor’s Form 1099-DIV.

U.S. Securities and Exchange Commission

October 17, 2016

4.

Comment: The Staff refers to the following disclosure on page 5 of the Registration Statement: “To maintain our RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually to our stockholders at least 90.0% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.” The Staff notes that, while the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. Accordingly, please revise such disclosure to refer to “RIC treatment” instead of “RIC status.”

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 6 of the Registration Statement.

Fees and Expenses

5.

Comment: The Staff refers to the following disclosure in the Fees and Expenses example on page 10 of the Registration Statement: “In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the greater of (a) the current net asset value per share of our common stock and (b) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our board of directors.” Please delete the following clause from the referenced disclosure to remain consistent with other descriptions of the Company’s dividend reinvestment plan: “the greater of (a) the current net asset value per share or our common stock and (b).”

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 11 of the Registration Statement

Risk Factors

6.	Comment: Please advise the Staff whether the investment adviser’s allocation policies and procedures described on page 14 of the Registration Statement are written.

Response: The Company advises the Staff that the “policies and procedures” of the investment adviser referenced on page 15 of the Registration Statement are written.

7.	Comment: Please define “OID” and the kinds of OID instruments in which the Company may invest, including PIK, warrants, zero coupon, etc.

Response: The Company acknowledges the Staff’s comment and refers the Staff to the risk factor on page 22 titled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” The Company has also revised the disclosure on page 16 to provide an earlier definition of “PIK.”

8.

Comment: In addition to the risk disclosure on page 15 of the Registration Statement, regarding deferred interest features, such as PIK, please add risk disclosure, to the extent applicable, to describe the following risks associated with investments that include non-cash income, such as payment-in-kind, or PIK, interest or original issue discount.

U.S. Securities and Exchange Commission

October 17, 2016

•

Interest rates payable on original issue discount instruments, including payment-in-kind, or PIK, loans, are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans;

•

Original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral;

•

An election to defer PIK interest payments by adding them to the principal of such instruments increases the Company’s gross assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases the Company’s investment adviser’s future income incentive fees at a compounding rate;

•

Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities;

•	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;

•	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•	Original issue discount creates the risk of non-refundable cash payments to the Company’s investment adviser based on non-cash accruals that may never be realized.”

•

For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors; and

•

The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Company’s investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

U.S. Securities and Exchange Commission

October 17, 2016

Response: The Company has added an additional risk factor titled, “We may be exposed to higher risks with respect to our investments that include original issue discount or PIK interest,” in response to the Staff’s comment. See page 16 of the Registration Statement.

9.

Comment: Please confirm that, in any prospectus supplement issued in connection with a “takedown” from the Registration Statement, the Company will disclose, in accordance with “Guide 1. Use of Proceeds” to Form N-2, the reasons for, and consequences of, any expected delay in investing substantially all of the proceeds of the “takedown.” See also Item 7.2 of Form N-2.

Response: The Company confirms that it will include such disclosure, to the extent applicable, in any prospectus supplement in connection any takedown under the Registration Statement.

10.

Comment: Please disclose the following additional risks where appropriate: common shareholders will bear the offering costs of the preferred shares; preferred shareholders generally have preference in distributions and in liquidation; if the 200% asset coverage under Section 18 of the Investment Company Act of 1940 (the “1940 Act”) is not maintained on the preferred, distributions cannot be made on the common stock; and preferred shareholders may elect two directors at all times and a majority of directors if preferred dividends have not been paid for two years.

Response: The Company refers the Staff to the risk factors titled, “Regulations governing our operations will affect our ability to raise, and the method for raising, additional capital, which may expose us to risks” and “If we issue preferred stock and/or debt securities, the net asset value and market value of our common stock may become more volatile or otherwise adversely affected,” on pages 18 and 29 of the Registration Statement, which have been updated to address the Staff’s comment.

Price Range of Common Stock and Distributions

11.

Comment: In the tabular disclosure under the heading “Price Range of Common Stock and Distributions,” and the columns relating to the premium or discount to net asset value, please revise the disclosure to state the premium or discount to net asset value as the percentage that results from (i) dividing the sale price by the net asset value and (ii) subtracting 1.

Response: The Company has updated the disclosure in the Registration Statement accordingly. See page 34 of the Registration Statement.

12.

Comment: The Staff refers to the phrase “to qualify for RIC tax treatment” on page 33 of the Registration Statement. The Staff notes that, while the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. Accordingly, please replace those references with “to receive RIC tax treatment.”

U.S. Securities and Exchange Commission

October 17, 2016

Response: The Company has updated the disclosure in the Registration Statement accordingly. See page 34 of the Registration Statement.

13.

Comment: Please explain the statement, “we may choose to carry forward taxable income in excess of current year distributions into the next year and pay a 4% excise tax on such income” on page 33 of the Registration Statement.  Will the Company, in effect, be borrowing funds at 4% interest? Also, will the Company make deemed distributions for the same purpose?

Response: A RIC is required to distribute 90% of its investment company taxable income for each taxable year and must distribute all of its investment company taxable income and net capital gains to avoid paying corporate-level U.S. federal income tax.  Although federal tax rules permit a RIC the ability to carry forward its income and gains and distribute it in the following taxable year, they impose a 4% excise tax if these distributions are not made during the current calendar year.  This is because shareholders benefit from a deferral of the distribution since they are not required to include the distribution in income until received. By carrying forward into the next year taxable income in excess of current year distributions and paying a 4% excise tax on such retained income, the Company is, in some sense, taking in or retaining those funds at a 4% cost of capital.  But the retention of such income at a one-time cost differs in significant ways from actually borrowing funds.  Most importantly, the amounts retained are not required to be paid to any lender.  In addition, the 4% excise tax is a one-time tax paid because of the benefit accruing to shareholders and does not accrue periodically during the period prior to distribution of income and gains that were carried forward.

In lieu of distributing net capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses)  to shareholders, a RIC is permitted to pay the corporate-level federal income tax on such gains (currently 35%) and treat the full amount of the capital gains as if it had been distributed to shareholders for both income and excise tax purposes.  The Company would retain the capital gains (currently 65%) in excess of the corporate tax paid.  Shareholders are treated as if they received a distribution of the full amount of the capital gain and reinvested the amount in excess of the corporate tax paid.  Noncorporate shareholders would pay tax on the deemed distribution at the long-term capital gain rate (currently 20%), but would receive a tax credit for the corporate tax paid by the Company.  The difference between the  tax credit and the tax owed by the taxable shareholder (currently 15% of the deemed distribution--i.e., 35% tax credit minus 20% rate on long-term capital gains) could be used to offset other taxable income of the shareholder or could be refunded.  This deemed distribution does not have the same practical effect as carrying forward income and gains to be distributed in the following taxable year because, among other things, the deemed distribution does not give rise to any excise tax.  As a result, use of the deemed distribution does not impose an additional tax cost on the Company for retaining the funds.  The deemed distribution procedures cannot be used for distributions of a RIC's investment company taxable income.

U.S. Securities and Exchange Commission

October 17, 2016

In considering whether to carry forward income and gains for distribution in the following taxable year or to utilize the deemed distribution procedures, the Company will consider many factors including potential benefits and costs to shareholders, current and future expected earnings and distributions, available investment options, the Company’s cash position relative to expected outflows, and current market conditions.  In general, the Company anticipates that it is somewhat likely that it may choose to carry forward income and gains for distribution in the following taxable year and pay the 4% excise tax due to the relatively low cost associated with such action.  The Company does not currently anticipate that it would treat any of its net capital gains as deemed distributed, but cannot rule out the possibility that circumstances may arise that would result in a benefit to the Company and/or shareholders from using such procedures.

14.

Comment: The Staff refers to the following disclosure on page 33 of the Registration Statement: “If we do not distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term losses, we will fail to maintain our qualification for RIC tax treatment and will be subject to corporate-level U.S. federal income tax, which may reduce the amounts available for distribution.” For the reasons previously noted in this comment letter, please remove the reference to “we will fail to maintain our qualification for RIC tax treatment.”

Response: The Company has revised the disclosure in the Registration Statement accordingly. See pages 28 and 35 of the Registration Statement.

15.

Comment: In the table listing the Company’s cash distributions on page 33 of the Registration Statement, please disclose the percentages of each distribution that came from net profits and from paid-in capital.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will include a footnote to this table disclosing for a given year the portion of the distributions for such year, if any, that constituted a return of capital, based on the amounts determined to be a return of capital to stockholders for tax purposes. See page 35 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

16.

Comment: The Staff refers to the disclosure on page 35 of the Registration Statement, stating that “[a]s a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income we distribute to our shareholders.” For the reasons previously noted, please add the following qualification to that statement: “, provided we distribute at least 90% of our ordinary income and short-term capital gains.”

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 37 of the Registration Statement.

U.S. Securities and Exchange Commission

October 17, 2016

17.	Comment: The Staff refers to the disclosure regarding the “weighted average yield” on page 36 of the Registration Statement. How was weighted average yield calculated and over what period?

Response: The “weighted average yield” or “weighted average effective yield” is computed using the effective interest rates for such investments, including cash and PIK interest as well as the accretion of deferred fees. The individual investment yields are then weighted by the respective fair values of the investments (as of the date presented, such as the fair values at the appropriate quarter end) in calculating the weighted average effective yield of the portfolio. We have also added disclosure explaining how this yield is calculated. See page 38 of the Registration Statement.

18.

Comment: The Staff refers to the reference on page 40 of the Registration Statement to the 2016 cap on under the administration agreement. Where is the cap under the administration agreement explained further?

Response: The cap under the Company’s administration agreement is also discussed in the Administration Agreement section of the Registration Statement. See page 84 of the Registration Statement.

19.

Comment: The Staff refers to the disclosure on page 46 of the Registration Statement stating that “[o]ur financing activity proceeds for the three months ended March 31, 2016 were primarily in connection with dividends paid to shareholders . . . .” Please explain this statement. Were borrowings used to pay dividends in 2016?

Response: The Company advises the Staff that “financing activity” in this context refers to cash inflows and outflows other than in connection with operating activities. This disclosure is not intended to refer to borrowings being used to pay dividends. The Company has revised the disclosure for clarification, referring now to “financing activities” instead of “financing activity proceeds.” See page 48 of the Registration Statement.

Business Section

20.

Comment: The Staff notes that the Company is non-diversified under the 1940 Act.  The Staff further notes the subheading “Portfolio Diversification” under the heading “Our Investment Criteria” on page 54 of the Registration Statement. To avoid the suggestion that “diversification” implies diversification for 1940 Act purposes, please use a term other than “diversification” in the heading.

Response: The Company has revised this heading in the Registration Statement to refer to “Limiting Portfolio Concentration.”   See page 56 of the Registration Statement.

U.S. Securities and Exchange Commission

October 17, 2016

Administration Agreement

21.

Comment: The Staff refers to the discussion of the administration agreement on page 82 of the Registration Statement. To the extent applicable, please add the substance of the following disclosure concerning the administration agreement: “With respect to the administrative agreement with our administrator, our board of directors reviews the methodology employed in determining how the expenses are allocated to us. Our board of directors assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any third party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to our administrator for such services as a percentage of our net assets to the same ratio as reported by other comparable BDCs.”

Response: The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment. See page 84 of the Registration Statement.

Certain U.S. Federal Income Tax Considerations

22.

Comment: The Staff refers to the following disclosure on page 108 of the Registration Statement : “In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our ‘investment company taxable income’ . . . .” To clarify why 90% of such income must be distributed, please include “to be able to deduct the amount of the Company’s distributions” with such disclosure.

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 111 of the Registration Statement.

Financial Statements and Notes

23.

Comment: With respect to the Company’s unfunded commitments, please provide the Staff with the following information on a supplemental basis: (1) a representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments; and (2) a general explanation as to why it believes it can cover its commitments.

Response: The Company supplementally advises the Staff that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Company believes that it has adequate liquidity in the form of current and projected cash and cash equivalents, anticipated cash flows and pre-payments from its portfolio investments, assets available for sale, and borrowing capacity under its revolving credit facility to fund those unfunded commitments that the Company may be required to fund.

U.S. Securities and Exchange Commission

October 17, 2016

24.

Comment: Please confirm that the Company’s financial statement presentation of its unfunded commitments conforms to the guidance in the Expert Panel Minutes - January 2006, Financial Statement Review Comments.

Response: The Company refers the Staff to the disclosure in the “Commitments and Contingencies” note to the Company’s financial statements, which the Company believes complies with the above-referenced guidance by disclosing the amount and extended value of each unfunded commitment as of the date of the reporting period. The Company notes, however, that it does not recognize the changes in the fair value of its unfunded commitments in determining the net asset value of the Company, and further notes that any such changes in the fair value of these unfunded commitments were not material and did not have a material impact on the Company’s financial statements, including its net asset value.

Accounting Comments

General Comments

25.

Comment: Please update the post-effective amendment to include and reflect the Company’s financial statements for the three months ended June 30, 2016 if the post-effective amendment is not declared effective before the Company’s files its quarterly report on Form 10-Q for that period.

Response: The Company acknowledges the Staff’s comment and has updated the Registration Statement to include the Company’s financial statements for the three months ended June 30, 2016.

Fees and Expenses Table

26.

Comment: We note that the line items under the annual expenses in the Fees and Expenses table on page 8 of the Registration Statement total to 13.5%. Please revise the “total annual expenses” line item accordingly.

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 9 of the Registration Statement.

27.	Comment: Please provide on a supplemental basis the assumptions used in calculating the fee example on page 10 of the Registration Statement.

Response: The Company will provide the Staff with the Company’s assumptions and calculations as requested.

Portfolio Companies Section

28.	Comment: Please revise the table of Portfolio Companies, starting on page 59 of the Registration Statement, to include the address for each portfolio company.

U.S. Securities and Exchange Commission

October 17, 2016

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 62 of the Registration Statement.

Regulation Section

29.	Comment: Under the heading “Sarbanes-Oxley Act of 2002” on page 117 of the Registration Statement, please remove the duplicative third bullet point.

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 120 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations or the Notes to Financial Statements

30.

Comment: Please include disclosure regarding the Company’s fee income under Management’s Discussion and Analysis of Financial Condition and Results of Operations or the notes to the Company’s financial statements stating that certain sources of income may be non-recurring in nature.

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page 41 of the Registration Statement.

Schedule of Investments at March 31, 2016

31.	Comment: Please include a footnote to the schedule explaining the use of the asterisk that appears in the table.

Response: The Company has revised the disclosure in the Registration Statement accordingly. See page F-10 of the Registration Statement.

Schedule of Investments at March 31, 2016 and December 31, 2016

32.

Comment: We note that there are certain equity and CLO investments (including in Shinnecock CLO 2006-1, Ltd. and Douglas Machines Corp.) listed in these schedules of investments that include a dash instead of a stated principal amount under the column “Outstanding Principal.” Please update that disclosure to include a share amount or par value for each as required under Schedule 12-12 of Regulation S-X.

Response: The Company has revised the disclosure in the Schedule of Investments starting on page F-6 of the Registration Statement accordingly.

Schedule of Investments in and Advances to Affiliates

33.

Comment: We note that page F-75 includes a schedule of investments in and advances to affiliates (Schedule 12-14) for the year ended December 31, 2015. Please include such a Schedule 12-14 for the three months ended March 31, 2016.

U.S. Securities and Exchange Commission

October 17, 2016

Response: The Company has added a Schedule 12-14 for the six months ended June 30, 2016. See page F-35 of the Registration Statement.

*     *     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or R. Christian Walker at (202) 383-0872.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas